Exhibit 99.1

Gemphire Therapeutics Reports Second Quarter 2019 Financial Results and Provides Corporate Update

LIVONIA, Mich., August  9, 2019 (GLOBE NEWSWIRE) -- Gemphire Therapeutics Inc. (NASDAQ:GEMP), a clinical-stage biopharmaceutical company developing and commercializing therapies for the treatment of dyslipidemia, a serious medical condition that increases the risk of life-threatening cardiovascular disease, focused on orphan indications, as well as nonalcoholic fatty liver disease (NAFLD/NASH), today announced financial results for the quarter and six months ended June 30, 2019, and provided a corporate update.

“2019 is shaping up to be a year of transition for us. On July 24th, we announced the signing of a merger agreement with NeuroBo Pharmaceuticals, Inc. for an all-stock transaction expected to close later this year,” noted Steven Gullans, Ph.D, CEO of Gemphire. “Concomitantly, we announced an out-licensing deal with Beijing SL Pharmaceutical Co., Ltd for the rights to gemcabene in mainland China, Hong Kong, Macau and Taiwan. We are delighted about both of these opportunities as we believe that they will provide value for our shareholders.”

Proposed Merger with NeuroBo Highlights

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Immediately following the merger, Gemphire security holders are expected to own 4.06% of the post-merger company and NeuroBo security holders are expected to own 95.94% of the post-merger company on a fully-diluted basis (subject to adjustment based on Gemphire’s net cash balance and the amount of additional financing proceeds received by NeuroBo above the minimum required amount and up to and including $50 million).

•	Pre-closing financing by NeuroBo with approximately $24 million of gross proceeds already received.
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The merger includes contingent value rights (CVRs) for existing Gemphire stockholders entitling them to receive certain cash payments in the event the gemcabene assets are sold or licensed during the CVR period.

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The post-merger company will be led by John L. Brooks, III, President & CEO of NeuroBo, and the post-merger Board of Directors will be 6 directors, including Steven Gullans, Ph.D., Gemphire’s current President & CEO.

•	The merger is expected to close in the second half of 2019, subject to the approval of the stockholders of each company, as well as other closing conditions.

Beijing SL Outlicensing Partnership Highlights

•

In exchange for the rights to gemcabene, Gemphire will receive an upfront payment of $2.5 million as well as potential future milestone payments and royalties if certain development and commercialization milestones are met.

•	Beijing SL has committed to pursue a Phase 3 clinical trial program for patients with Homozygous Familial Hypercholesterolemia and potentially other indications in China.
•	The Beijing SL deal expands the future possibilities to advance gemcabene into the Chinese market.

Second Quarter 2019 Corporate Highlights

•	Announced top-line results of Proof-of-Concept (POC) Phase 2 trial investigating gemcabene in Familial Partial Lipodystrophy Disease (FPLD)
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Gemcabene treatment resulted in a median change in serum triglycerides (TG) of -19.6% for the five patients at twelve weeks (the primary endpoint). The range of TG responses was +40.4 % to -52.9%, with three patients showing decreases.

o	Secondary endpoints included measurement of liver fat fraction by MRI-PDFF which showed reduction in 2 of the 3 responding patients.
o	Four patients completed treatment and a fifth one discontinued at 22 weeks (with data carried forward as 24 weeks).
o	Gemcabene appeared to be generally safe and well-tolerated in these five patients. There was one serious adverse event of benign paroxysmal positional vertigo, considered unrelated to gemcabene.
o	FPLD is considered an orphan indication and represents a large clinical unmet need.

•	Continued activities to address FDA requests related to the partial clinical hold
o	In Q3 2018, Gemphire’s request to the FDA to lift the partial clinical hold on gemcabene was denied and the FDA requested additional information in order to resubmit.
o

Gemphire is currently collecting and collating additional information including a subchronic (13 week) study of gemcabene in PPARα knockout mice and a study of gemcabene in in vitro PPAR transactivation assays using monkey and canine PPAR isoforms.

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Gemphire expects to submit additional information to the FDA in the fourth quarter of 2019 to request that it lift the partial clinical hold, assuming the proposed merger is consummated in a timely fashion.

Second Quarter 2019 Financial Update

General and administrative expenses for the three and six months ended June 30, 2019 were $1.1 million and $2.5 million, respectively, compared to $2.6 million and $4.7 million, respectively, for the comparable periods of the prior year. The decrease in expenses from the comparable periods in 2018 was largely due to a reduction in support activities, focused primarily on personnel costs and professional services, related to our ongoing clinical trials.

Research and development expenses for the three and six months ended June 30, 2019 were $1.2 million and $2.6 million, respectively, compared to $4.0 million and $8.9 million for the three and six-month periods ended June 30, 2018, respectively. The decrease year over year was primarily attributable to reduced clinical trial activities in the second quarter and first six months of 2019 versus the comparable periods in 2018.

Net loss attributable to common stockholders for the second quarter ended June 30, 2019 was $2.9 million, or ($0.20) per share, compared to $6.7 million, or ($0.47) per share, for the second quarter ended June 30, 2018. Net loss attributable to common stockholders for the six months ended June 30, 2019 was $6.7 million, or ($0.47) per share, compared to $13.9 million, or ($1.04) per share, for the six months ended June 30, 2018.

At June 30, 2019, the company had cash and cash equivalents of approximately $3.6 million. Based on current projections, the Company believes it has sufficient resources to fund operations into the third quarter of 2019. Management believes, if the proposed merger is not consummated in a timely fashion,  Gemphire would need to raise additional capital to continue its operations thereafter, including submission of the additional information requested by the FDA to make a decision regarding lifting the partial clinical hold. Additional financing may not be available in a timely manner, on favorable terms or at all.

About Gemphire

Gemphire is a clinical-stage biopharmaceutical company that is committed to helping patients with cardiometabolic disorders, including dyslipidemia and NASH.  The Company is focused on providing new treatment options for cardiometabolic diseases through its complementary, convenient, cost-effective product candidate gemcabene as add-on to the standard of care, especially statins that will benefit patients, physicians, and payors.  Gemphire’s Phase 2 clinical program is evaluating the efficacy and safety of gemcabene in hypercholesterolemia, hypertriglyceridemia and fatty liver disease, including FH, SHTG, NASH/NAFLD, and ASCVD.  Two trials supporting hypercholesterolemia and one trial in SHTG have been completed under NCT02722408, NCT02634151 and NCT02944383, respectively. Please visit www.gemphire.com for more information.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Gemphire and NeuroBo, the parties intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a combined proxy statement/prospectus/information statement. INVESTORS AND STOCKHOLDERS OF GEMPHIRE AND NEUROBO ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEMPHIRE, NEUROBO, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the proxy  statement/prospectus/information statement and other documents filed by Gemphire with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Gemphire with the SEC by written request to: Gemphire Therapeutics Inc., 17199 N. Laurel Park Drive, Suite 401, Livonia, MI, 48152, Attention: Corporate Secretary. Investors and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

No Offer or Solicitation

This communication shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Gemphire, and its directors and executive officers, and NeuroBo, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Gemphire in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the proxy statement / prospectus / information statement referred to above. Additional information about Gemphire’s directors and executive officers is included in Gemphire’s Annual Report on Form 10-K for the year that ended December 31, 2018, filed with the SEC on March 18, 2019. These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of Gemphire at the address above.

Forward Looking Statements
Any statements in this press release that are not statements of historical fact, including statements about Gemphire’s future expectations, milestones, goals, plans and prospects, such as statements about the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger, the expected ownership of the combined company and the belief that the proposed merger and licensing partnership with Beijing SL will provide value to Gemphire stockholders), potential payments under the CVRs, the ability of Gemphire or the post-merger combined company to submit data to the FDA to lift the partial clinical hold, Beijing SL’s development plans, Gemphire’s or the post-merger combined company’s potential receipt of payments pursuant to the Beijing SL licensing partnership, sufficiency of financial resources, future expectations and plans and prospects for gemcabene, and other statements containing the words “believes,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “promising,” “targets,” “may,” “potential,” “will,” “would,” “could,” “should,” “continue,” “scheduled,” “goal” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995.  Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: risks relating to the completion of the merger, including the need for stockholder approval and the satisfaction of closing conditions; risks that the conditions to the milestone and royalty payments pursuant to the licensing partnership with Beijing SL may not be met; risks related to Gemphire’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing, including for purposes of satisfying the closing condition minimum net cash of negative $3 million; the ability of Gemphire to remain listed on the Nasdaq Capital Market; the risk that as a result of adjustments to the exchange ratio, Gemphire shareholders or NeuroBo stockholders could own more or less of the combined company than is currently anticipated; the risk that the conditions to payment under the CVRs will not be met and that the CVRs may otherwise never deliver any value to Gemphire stockholders; risks related to cost reduction efforts; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the success and timing of regulatory submissions and pre-clinical and clinical trials; regulatory requirements or developments; changes to clinical trial designs and regulatory pathways; changes in capital resource requirements; Gemphire’s ability to analyze the results and understand the reasons for the unexpected events in the Phase 2a pediatric NAFLD trial; that MRI-PDFF scans or other follow-up tests of patients show similar increases in liver fat content or other undesirable side effects; uncertainties inherent in the clinical drug development process and the regulatory approval process, including the risk that gemcabene may have properties that could delay or prevent regulatory approval; Gemphire’s substantial dependence on its product candidate, gemcabene; developments in the capital markets; that additional financing may not be available in a timely manner, on favorable terms or at all; and other factors discussed in the "Risk Factors" section of Gemphire’s most recent annual report, subsequent quarterly reports and in other filings Gemphire makes with the SEC from time to time.  In addition, the forward-looking statements included in this press release represent Gemphire’s views as of the date hereof.  Gemphire anticipates that subsequent events and developments will cause Gemphire’s views to change.  However, while Gemphire may elect to update these forward-looking statements at some point in the future, Gemphire specifically disclaims any obligation to do so.  These forward-looking statements should not be relied upon as representing Gemphire’s views as of any date subsequent to the date hereof.

Contact:

Ashley Robinson

LifeSci Advisors, LLC

(617) 535-7742

Gemphire Therapeutics Inc.

Condensed Statements of Comprehensive Loss

(in thousands, except share and per share amounts)

(unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Operating expenses:
General and administrative	$1,115	$2,574	$2,522	$4,661
Research and development	1,234	3,960	2,627	8,937
Total operating expenses	2,349	6,534	5,149	13,598
Loss from operations	(2,349)	(6,534)	(5,149)	(13,598)
Interest (expense) income	10	(144)	(820)	(304)
Other expense	(581)	—	(752)	—
Loss before income taxes	(2,920)	(6,678)	(6,721)	(13,902)
Provision (benefit) for income taxes	—	—	—	—
Net loss	(2,920)	(6,678)	(6,721)	(13,902)
Other comprehensive loss, net of tax	—	—	—	—
Comprehensive loss	$(2,920)	$(6,678)	$(6,721)	$(13,902)
Net loss per share:
Basic and diluted (Note 9)	$(0.20)	$(0.47)	$(0.47)	$(1.04)
Number of shares used in per share calculations:
Basic and diluted	14,265,411	14,232,313	14,265,411	13,340,941

Gemphire Therapeutics Inc.

Balance Sheet Data

(in thousands)

	June 30,	December 31,
	2019	2018
	(unaudited)
Cash and cash equivalents	$3,643	$18,954
Total current assets	3,988	19,686
Term loan (current portion)	—	9,437
Total liabilities	2,050	11,920
Accumulated deficit	(90,832)	(84,111)
Total stockholders’ equity	1,964	7,774